# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: APEX Tech Acquisition Inc., CIK 0002085485
CUSIP: G0R21F105
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 13501 KATY FREEWAY, HOUSTON, Texas (TX), 77079
Date of event which requires filing of this statement: 02/27/2026
Filed by CIK 0002105334
Persons authorized to receive notices and communications: Shaoren Liu, 13501 KATY FREEWAY, HOUSTON, Texas (TX), 77079, 840-244-9122

## Reporting persons
- APEX INNOVATION ACQUISITION CORP. (CIK 0002105334): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,008,254; shared voting power 0; sole dispositive power 3,008,254; shared dispositive power 0; aggregate amount beneficially owned 3,008,254 (21.1% of the class)
  Comment: (1) Consists of (i) 208,971 ordinary shares underlying the private placement units held directly by APEX INNOVATION ACQUISITION CORP. and (ii) 2,697,000 ordinary shares held directly by APEX INNOVATION ACQUISITION CORP.
  
  (2) The Sponsor is the record holder of the shares reported herein. Mr. Shaoren Liu is the sole director and sole shareholder of the Sponsor. As such, Mr. Liu is deemed to hold voting and dispositive control over the securities held directly by the Sponsor.
  
  (3) Based on ordinary shares deemed to be outstanding, including (i) 11,197,131 ordinary shares underlying issued and outstanding public units, (ii) 2,697,000 ordinary shares held by APEX INNOVATION ACQUISITION CORP., (iii) 208,971 ordinary shares underlying the private placement units held by APEX INNOVATION ACQUISITION CORP., and (iv) 50,000 ordinary shares issued to the representative of the underwriters in the Issuer's initial public offering, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on February 26, 2026 (the "Final Prospectus").
- Shaoren Liu (CIK 0002004972): type of reporting person: other (OO); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 3,008,254; shared voting power 0; sole dispositive power 3,008,254; shared dispositive power 0; aggregate amount beneficially owned 3,008,254 (21.1% of the class)
  Comment: (1) Mr. Shaoren Liu is the sole director and sole shareholder of the Sponsor. As such Mr. Liu is deemed to hold voting and dispositive control over the securities held directly by the Sponsor.
  
  (2) Based on ordinary shares deemed to be outstanding, including (i) 11,197,131 ordinary shares underlying issued and outstanding public units, (ii) 2,697,000 ordinary shares held by APEX INNOVATION ACQUISITION CORP., (iii) 208,971 ordinary shares underlying the private placement units held by APEX INNOVATION ACQUISITION CORP., and (iv) 50,000 ordinary shares issued to the representative of the underwriters in the Issuer's initial public offering, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on February 26, 2026 (the "Final Prospectus").

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: APEX Tech Acquisition Inc.
Address of issuer's principal executive offices: 13501 KATY FREEWAY, HOUSTON, Texas (TX), 77079

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by APEX INNOVATION ACQUISITION CORP., a Delaware Corporation (the "Sponsor") and Mr. Shaoren Liu ("Mr. Liu", together with the Sponsor, the "Reporting Persons").
Residence or business address: The address of the principal place of business for APEX INNOVATION ACQUISITION CORP. is 13501 Katy Freeway, Houston, TX 77079. The principal business address of Mr. Liu is c/o APEX TECH ACQUISITION, INC., 13501 Katy Freeway, Houston, TX 77079.
Present principal occupation or employment: The Sponsor is the sponsor of the Issuer and primarily involved in investment. Mr. Liu is the sole director and sole shareholder of the Sponsor.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: The Sponsor is a Delaware company. The citizenship of Mr. Liu is Chinese.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.
The Sponsor utilized working capital funds to acquire the securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

On August 7, 2025, the Sponsor entered into a subscription agreement with the Issuer to purchase 2,875,000 ordinary shares, with a par value of US$0.0001 each, for an aggregate purchase price of $25,000 (up to 375,500 of which were subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised).

Private Placement Units

On February 27, 2025, simultaneously with the closing of the Issuer's initial public offering of 11,197,131 units (including 1,197,131 units issued upon the partial exercise of the over-allotment option, the "IPO"), the Issuer consummated the private placement ("Private Placement") with the Sponsor of 208,971 units (the "Private Units"), at a price of $10.00 per Private Unit, generating total gross proceeds of $2,089,710.

The Private Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. The Sponsor purchased the Private Units pursuant to a Private Placement Unit Purchase Agreement, dated August 7, 2025, by and between the Company and the Sponsor (the "Private Units Purchase Agreement"). Each Private Unit consists of one ordinary share, and one private placement right granting the holder thereof the right to receive one-fourth (1/4) of an ordinary share upon the consummation of an initial business combination. The terms of the Private Units and the securities comprising the Private Units are described in more detail in the Issuer's Final Prospectus dated August 8, 2025 as filed with the SEC pursuant to Rule 424(b)(4) on February 26, 2026 (the "Final Prospectus").

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of openmarket purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulates other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Securities Subscription Agreement

On August 7, 2025, the Sponsor entered into a subscription agreement with the Issuer to purchase 2,875,000 ordinary shares, with a par value of US$0.0001 each, for an aggregate purchase price of $25,000 (up to 375,500 of which were subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised), the descriptions of which are qualified in their entirety by reference to the full text of such agreement, copies of which was filed as Exhibit 10.6 to the Registration Statement on Form S-1, filed by the Issuer with the SEC on December 4, 2025 (and are incorporated by reference herein as Exhibit 1).

Insider Letter

On February 25, 2025, the Issuer entered into a letter agreement (the "Letter Agreement") with the Sponsor, and the Issuer's directors and officers (collectively, the "Insiders"). Pursuant to the Letter Agreement, the Insiders have each agreed (A) to vote their initial shares, private shares and any public shares acquired in or after the IPO (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our post-offering amended and restated memorandum and articles of association that would stop our public shareholders from converting or selling their shares to us in connection with a business combination or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination within 15 months from the effective date of this registration statement, unless we provide public shareholders with the opportunity to convert their public shares into the right to receive cash from the trust account in connection with any such vote, (C) not to convert any initial shares and private shares (as well as any other shares acquired in or after the IPO) into the right to receive cash from the trust account in connection with a shareholder vote to approve our proposed initial business combination (or sell any shares they hold to us in a tender offer in connection with a proposed initial business combination) or a vote to amend the provisions of our post-offering amended and restated memorandum and articles of association relating to shareholders' rights or pre-business combination activity, and (D) that the initial shares and private shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor and other Insiders agreed that the Founder Shares, Private Units and any underlying securities are subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement which provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (x) six months after the date of the consummation of our initial business combination, (y) the date on which the closing price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 90 days after our initial business combination, or (z) we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our public shareholders having the right to exchange their shares for cash, securities or other property; and (ii) in the case of the Private Units and the underlying securities, until at least 30 days following the completion of our initial business combination. The foregoing transfer restrictions are subject to certain exceptions as described in the Letter Agreement. The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 3, 2026 (and is incorporated by reference herein as Exhibit 2).

Private Placement Unit Purchase Agreement

On February 27, 2026, simultaneously with the closing of the Issuer's IPO, the Issuer consummated the Private Placement with the Sponsor of 208,971 units, at a price of $10.00 per Private Unit, generating total gross proceeds of $2,089,710, pursuant to the Private Placement Unit Purchase Agreement. The summary of the Private Placement Unit Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on March 3, 2026 (and is incorporated by reference herein as Exhibit 3).
Registration Rights Agreement

On February 25, 2026, in connection with the Issuer's IPO, the Issuer and the Sponsor entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Sponsor is entitled to request that the Issuer register certain of its securities held by it for sale under the Securities Act and to have the securities covered thereby registered for resale under the Securities Act. In addition, the Sponsor enjoys the right to include their securities in other registration statements filed by the Issuer. The summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on March 3, 2026 (and is incorporated by reference herein as Exhibit 4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filling Agreement, dated March 9, 2026, between the Reporting Persons (filed herein as Exhibit 99.1)

2 Founder Shares Subscription Agreement dated August 7, 2025, between the Registrant and the Sponsor (Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1, filed on December 4, 2025).

https://www.sec.gov/Archives/edgar/data/2085485/000147793225008787/appex_ex106.htm

3 Letter Agreement, dated August 7, 2025, by and among the Company, its officers, directors and APEX INNOVATION ACQUISITION CORP. (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on August 11, 2025).

https://www.sec.gov/Archives/edgar/data/2059165/000182912625006065/starryseaacq_ex10-1.htm

4 Private Placement Unit Purchase Agreement, dated August 7, 2025, by and between the Company and APEX INNOVATION ACQUISITION CORP. (Incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on August 11, 2025).

https://www.sec.gov/Archives/edgar/data/2059165/000182912625006065/starryseaacq_ex10-4.htm

5 Registration Rights Agreement, dated August 7, 2025, by and among the Company, APEX INNOVATION ACQUISITION CORP. and each of the officers and directors of the Company (Incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on August 11, 2025).

https://www.sec.gov/Archives/edgar/data/2059165/000182912625006065/starryseaacq_ex10-3.htm

## Signatures
- APEX INNOVATION ACQUISITION CORP.: /s/ Shaoren Liu, Shaoren Liu, Director (03/09/2026)
- Shaoren Liu: /s/ Shaoren Liu, Shaoren Liu, Individual (03/09/2026)